Appendix 4D

Half-year report

Rule 4.2A.3
Introduced 1/1/2003

Name of entity:	**pSivida Limited**
ABN:	**78 009 232 026**

1. Reporting period ("current period"): **Half-year ended 31 December 2005**

Previous corresponding period: **Half-year ended 31 December 2004**

2. Results for announcement to the market

					$A'000
2.1	Revenue from ordinary activities	down	25.5%	to	297
2.2	Loss from ordinary activities after tax attributable to members	up	46.0%	to	10,703
2.3	Net loss for the period attributable to members	up	46.0%	to	10,703

2.4 The directors recommend that no amount be paid by way of dividend. No dividend has been paid or declared since the start of the financial period.

2.5 Record date for determining entitlements to dividends
N/A

2.6 Brief explanation of figures reported above (if necessary)
N/A

3. Net tangible assets

	Current period cents	Previous corresponding period cents
Net tangible asset backing per ordinary share	(8.21)	4.92
	=======	=======

4. Details of entities over which control has been gained or lost during the period

Control gained over entities

4.1	Name of entity:	Control Delivery Systems Inc (now pSivida Inc)
4.2	Date of gain of control:	30 December 2005
4.3	Contribution to loss from ordinary activities and loss during the whole of the previous reporting period:	Not material to an understanding of the report

5. Dividends

No dividends have been paid or declared during or since the beginning of the reporting period.

6. Dividend reinvestment plans

No dividend reinvestment plans are in operation.

7. Details of associates and joint venture entities

N/A

8. Accounting standards for foreign entities

N/A

9. Auditor's review report

For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification:

N/A

pSivida Limited

ABN 78 009 232 026

Half-Year Financial Report

for the half-year ended

31 December 2005

DIRECTORS' REPORT

The directors of pSivida Limited submit herewith the financial report for the half-year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the Company during or since the end of the half-year are:

Name
Dr Roger Brimblecombe
Mr Gavin Rezos
Mr Stephen Lake
Dr David Mazzo (appointed 25 July 2005)
Mr Michael Rogers (appointed 27 July 2005)
Dr Paul Ashton (appointed 30 December 2005)
Ms Heather Zampatti (appointed 11 January 2006)
Dr Roger Aston (retired 15 November 2005)
Ms Alison Ledger (resigned 11 January 2006)

The above named directors held office during and since the end of the half-year unless otherwise stated.

Review of operations

For the half-year ended 31 December 2005, the loss attributable to members of pSivida Limited was $10,702,745 (half-year ended 31 December 2004: $7,330,165). The operating loss includes $5,698,842 (2004: $3,688,062) of research and development costs.

On 25 July 2005 Dr David Mazzo was appointed as a Non-executive Director of the Company, based in New Jersey, USA. Dr Mazzo is President and CEO of Chugai Pharma USA, part of the Roche group of companies, and a subsidiary of Chugai Pharmaceutical Company Limited (Japan), a global research-based pharmaceutical company with sales in 2001 of US$1.7 billion. Dr Mazzo brings his significant business development experience and pharmaceutical network to the Board and is recognised for his strong scientific and regulatory expertise with broad technical and managerial experience gained from working in a variety of multi-cultural and multi-lingual environments in the US, Europe and Asia.

On 27 July 2005 Mr Michael Rogers was appointed as a Non-executive Director of the Company. Mr Rogers is based in Massachusetts, USA. He is the Executive Vice-President, Chief Financial Officer and Treasurer of Indevus Pharmaceuticals Incorporated, a biopharmaceutical company based in Lexington, MA, which is engaged in the acquisition, development and commercialisation of products targeting certain medical specialty areas including urology and infectious diseases. Mr Rogers brings his significant financing, acquisition, investment banking and partnering experience relating to pharma and biotech companies to the pSivida Board and chairs the Audit Committee.

In August 2005 pSivida raised US$4.3 million (A$5.6 million) before costs via the private placement of 665,000 ADSs (American Depositary Shares) to predominantly US investors at US$6.50 (A$8.48) each, with each ADS representing 10 ordinary shares. New York based Securities Dealers, Hunting Party Securities Ltd placed the ADSs, which were structured as a PIPE (Private Investment in Public Equity) and limited to the aforementioned amount given the recent announcement of a potential acquisition. The ADSs have an attached 1 for 10, 3 year warrant exercisable for US$12.50 per ADS. The ADSs will become tradable on NASDAQ upon filing of a registration statement by pSivida with the Securities and Exchange Commission.

In September 2005 pSivida's manufacturing partner, QSA completed the construction and validation of a state-of-the-art cleanroom facility, dedicated to the supply of pSivida's lead cancer therapy BrachySil™, at QSA's Auriga Medical™ facility in Braunschweig, Germany. This GMP

facility will fulfil the final process in the manufacture of BrachySil™ for future clinical and commercial use, and represents the crucial final stage in establishing the manufacturing and supply infrastructure to support BrachySil™ as it advances through clinical trials towards the market.

In October 2005 pSivida entered into a definitive merger agreement to acquire Control Delivery Systems, Inc (CDS), a US based drug delivery company. The acquisition is an integral part of pSivida's on-going US growth strategy, creating a global bio-nanotech company specialising in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio. CDS' portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. This combination also provides pSivida with an operating base in the Boston biotech hub, enhancing its overall visibility as well as access to the US scientific and investment communities and brings additional development and regulatory expertise to pSivida's management team.

pSivida completed the acquisition of CDS on 30 December 2005 following overwhelming approval by pSivida shareholders at the AGM held in November 2005. On completion of the acquisition CDS was renamed pSivida Inc and former CEO, Dr Paul Ashton was appointed to the pSivida Board and as the Director of Strategy, based in Boston.

In October 2005 Castlerigg Master Investments, a New York based institutional investor, signed an agreement with pSivida to purchase US$15 million (A$20.5 million) of Subordinated Convertible Debentures convertible into PSDV ADSs at an initial conversion price of US$7.10 per ADS (A$0.95 per ordinary share). The proceeds of the issuance were received in November 2005 and are expected to be used for the expanded development of pSivida's platform technology, BioSilicon™.

Also in October 2005 pSivida signed a licence with Beijing Med-Pharm Corporation **(BJGP:PK)** for the clinical development, marketing and distribution of pSivida's lead product, BrachySil™, in China. The Licence includes upfront and milestone payments in excess of US$2 million and royalties ranging up to 30%, depending upon level of sales, payable to pSivida by Beijing Med-Pharm. China has the highest incidence of primary liver cancer in the world with over 345,000 estimated new cases per annum (Globocan), representing 55% of total worldwide cases. Beijing Med-Pharm is the only non-Chinese company with pharmaceutical distribution rights in China via its purchase in December 2004 of Beijing Wanwei Pharmaceutical Ltd, a pharmaceutical distributor covering the bulk of Beijing's hospitals. In an historic event, this purchase was approved by the Ministry of Commerce of the People's Republic of China on October 18, 2005.

In November 2005 Phase IIb clinical trials commenced with BrachySil™ (32-P BioSilicon™) as a potential new brachytherapy treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). The first patients have successfully received treatment at Singapore General Hospital using a new fine-gauge needle multi-injection device which will enable for the first time, larger and also multiple tumours to be treated. A total of 50 patients will be entered into this multi-centre trial which will be conducted in Singapore, Malaysia and Vietnam. BrachySil™ trials for pancreatic cancer will commence in the first half of 2006.

In December 2005 pSivida seed funded pSiNutria Limited A$1.5 million (US$1.1 million) and granted a royalty-bearing exclusive licence for the use of BioSilicon™ as an ingestible ingredient in food applications. pSiNutria will develop applications of our silicon technology in the food industry and is also developing patentable intellectual property using silicon in the food packaging area. BioSilicon™ applications in food primarily pertain to its biodegradability and optical properties. Potential pSiNutria products being developed include: products to detect pathogens in food, for food tracing, for food preservation, and products to detect variations of temperature in food storage. These products may include ingestible BioSilicon™ which will dissolve into silicic acid in the body or silicon used in modified atmosphere packaging.

Auditor's independence declaration

The auditor's independence declaration is included on page 5 of the half-year financial report.

Signed in accordance with a resolution of the directors made pursuant to s 306(3) of the Corporations Act 2001.

On behalf of the directors

G J Rezos
Managing Director
Perth, Western Australia
16 March 2006

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Audit Committee
pSivida Limited
Level 12 BGC Centre
28 The Esplanade
Perth, WA 6000

16 March 2006

Dear Audit Committee Members

pSivida Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of pSivida Limited.

As lead audit partner for the review the financial statements of pSivida Limited for the half year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Peter M Rupp
Partner
Chartered Accountants

Member of
Deloitte Touche Tohmatsu

CONSOLIDATED INCOME STATEMENT
for the half-year ended 31 December 2005

	Consolidated Half-year ended 31 December 2005 $	Consolidated Half-year ended 31 December 2004 $
Revenue	296,921	398,501
Research and development	(5,698,842)	(3,688,062)
Employee expenses	(2,177,738)	(699,059)
Professional fees	(1,332,687)	(875,661)
Office expenses	(641,828)	(323,929)
Depreciation and amortisation expenses	(3,345,392)	(2,846,320)
Interest and finance expenses	(287,613)	(3,406)
Foreign exchange gain / (loss)	306,841	(1,487,066)
Other operating expenses	(190,062)	(73,659)
Loss before income tax expense	(13,070,400)	(9,598,661)
Income tax benefit	2,367,655	1,869,300
Loss for the period	(10,702,745)	(7,729,361)
Loss attributable to minority interest	-	399,196
Loss attributable to members of the parent entity	(10,702,745)	(7,330,165)
Loss per share:		
Basic (cents per share)	(4.75)	(3.73)
Diluted (cents per share)	(4.75)	(3.73)

Notes to the financial statements are included on pages 10 to 26.

CONSOLIDATED BALANCE SHEET
as at 31 December 2005

	Consolidated	
	31 December 2005 $	30 June 2005 $
Current assets		
Cash and cash equivalents	27,683,278	12,892,061
Trade and other receivables	1,238,335	709,418
Other	514,988	322,933
Total current assets	29,436,601	13,924,412
Non-current assets		
Property, plant and equipment	3,854,981	3,273,663
Goodwill	53,280,689	23,305,698
Other intangible assets	167,714,239	51,362,329
Total non-current assets	224,849,909	77,941,690
Total assets	254,286,510	91,866,102
Current liabilities		
Trade and other payables	10,978,448	2,017,820
Borrowings	6,848,377	-
Provisions	735,929	29,879
Total current liabilities	18,562,754	2,047,699
Non-current liabilities		
Borrowings	11,443,535	-
Deferred tax liabilities	35,049,999	10,122,656
Total non-current liabilities	46,493,534	10,122,656
Total liabilities	65,056,288	12,170,355
Net assets	189,230,222	79,695,747
Equity		
Issued capital	224,897,860	107,883,835
Reserves	3,797,322	574,127
Accumulated losses	(39,464,960)	(28,762,215)
Total equity	189,230,222	79,695,747

Notes to the financial statements are included on pages 10 to 26.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2005

	Consolidated						
	Issued capital	Foreign currency translation reserve	Option premium reserve	Employee equity-settled benefits reserve	Accumulated losses	Outside equity interest	Total
	$	$			$	$	$
Balance at 1 July 2005	107,883,835	(350,287)	292,828	631,586	(28,762,215)	-	79,695,747
Loss attributable to members of the parent entity	-	-	-	-	(10,702,745)	-	(10,702,745)
Foreign currency translation adjustment	-	(40,456)	-	-	-	-	(40,456)
Total recognised income and expense	-	(40,456)	-	-	(10,702,745)	-	(10,743,201)
Shares issued, net of issue costs	117,014,025	-	-	-	-	-	117,014,025
Equity portion of convertible note	-	-	1,719,831	-	-	-	1,719,831
Share options and warrants issued	-		758,837	784,983	-	-	1,543,820
Balance at 31 December 2005	224,897,860	(390,743)	2,771,496	1,416,569	(39,464,960)	-	189,230,222
Balance at 1 July 2004	49,957,982	-	-	39,689	(11,968,378)	1,583,200	39,612,493
Loss attributable to members of the parent entity	-	-	-	-	(7,330,165)	-	(7,330,165)
Foreign currency translation adjustment	-	(127,278)	-	-	-	79,361	(47,917)
Outside equity interest share of loss	-	-	-	-	-	(399,196)	(399,196)
Total recognised income and expense	-	(127,278)	-	-	(7,330,165)	(319,835)	(7,777,278)
Shares issued, net of issue costs	57,925,853	-	-	-	-	-	57,925,853
Share options issued	-	-	587,454	35,967	-	-	623,421
Reversal of outside equity interest	-	-	-	-	-	(1,263,365)	(1,263,365)
Balance at 31 December 2004	107,883,835	(127,278)	587,454	75,656	(19,298,543)	-	89,121,124

Notes to the financial statements are included on pages 10 to 26.

CONSOLIDATED CASH FLOW STATEMENT
for the half-year ended 31 December 2005

	Consolidated Half-year ended 31 December 2005 $	31 December 2004 $
Cash flows from operating activities		
Payments to suppliers, employees and consultants	(4,256,428)	(1,999,802)
Research and development expenditure	(5,218,473)	(3,734,578)
Interest received	246,189	384,622
Other income	42,283	13,880
Income received in advance	493,702	-
Net cash used in operating activities	(8,692,727)	(5,335,878)
Cash flows from investing activities		
Purchase of property, plant and equipment	(843,746)	(1,459,773)
Proceeds on sale of property, plant and equipment	21,376	-
Cash paid for increase in controlled entity	(1,086,076)	(4,644,966)
Net cash used in investing activities	(1,908,446)	(6,104,739)
Cash flows from financing activities		
Proceeds from issue of ordinary shares	5,636,102	3,666,500
Payment of share issue costs	(468,873)	(27,422)
Proceeds from financing	20,500,500	-
Costs of financing	(607,196)	-
Net cash provided by financing activities	25,060,533	3,639,078
Net increase / (decrease) in cash and cash equivalents	14,459,360	(7,801,539)
Cash and cash equivalents at the beginning of the half-year	12,892,061	31,350,656
Effects of exchange rate changes on the balance of cash held in foreign currencies	331,857	(1,548,515)
Cash and cash equivalents at the end of the half-year	27,683,278	22,000,602

Notes to the financial statements are included on pages 10 to 26.

1. Summary of accounting policies

Basis of preparation

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 "Interim Financial Reporting". Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 Interim Financial Reporting. The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

The financial report has been prepared on the basis of historical cost. Cost is based on the fair values of the consideration given in exchange for goods.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in Note 7.

In the application of A-IFRS management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies set out below have been applied in preparing the financial statements for the half-year ended 31 December 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in Note 7), the consolidated entity's date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments, as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the lodged 2005 annual financial report. The impact of changes in these accounting policies on 1 July 2005, the date of transition for financial instruments, is discussed further in Note 1(s).

Significant accounting policies

The following significant accounting policies have been adopted in the preparation and presentation of the half-year financial report:

(a) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 "Consolidated and Separate Financial Statements". Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition and step acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include information and results of each subsidiary from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(b) Foreign currency

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. Entities within the pSivida Limited consolidated entity use the following functional currencies:

Entity	*Functional currency*
pSivida Limited	Australian dollar ($) to 31 December 2005
	United States dollar (US$) from 1 January 2006
pSiMedica Limited	British pound (£)
pSivida Inc	United States dollar (US$)
pSiOncology Pte Ltd	Singapore dollar (S$)
AION Diagnostics Limited	Australian dollar ($)
pSiNutria Limited	British pound (£)

The parent entity, pSivida Limited, changed its functional currency from Australian dollars to United States dollars on acquisition of pSivida Inc (formerly Control Delivery Systems Inc) effective 1 January 2006 as it was determined that the United States was the primary economic environment in which the parent entity operates as of that date.

The consolidated financial statements are presented in Australian dollars which is the parent entity's presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial period are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date.

Exchange differences are recognised in profit and loss in the period in which they arise.

Foreign operations

On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date. Goodwill arising on acquisitions before the date of transition to A-IFRS is treated as an Australian dollar denominated asset.

(c) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments with original maturity of 3 months or less, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(d) Financial assets

Loans and receivables

Trade receivables, loans and other receivables are recorded at amortised cost less impairment.

(e) Property, plant and equipment

Plant and equipment and leasehold improvements are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land. Depreciation is calculated on a straight line basis so as to write off the net cost of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

Leasehold improvements	Lease term
Plant and equipment	3 years

(f) Goodwill

Goodwill, representing the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired, is recognised as an asset and not amortised, but tested for impairment annually and whenever there is an indication

that the goodwill may be impaired. Any impairment is recognised immediately in profit and loss and is not subsequently reversed. Refer also Note 1(o).

(g) Intangible assets

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

Intellectual Property

Intellectual property represents acquired biotechnology intellectual property through the original and subsequent acquisitions of shareholdings in UK based pSiMedica Limited, which owns the BioSilicon™ intellectual property rights royalty free. pSiMedica Limited owns directly the patented rights to BioSilicon™, a porous form of silicon and an enabling platform nanotechnology in the biomedical industry.

Intellectual property is recorded at cost less accumulated amortisation and impairment. Amortisation is calculated on a straight line basis so as to write off the cost of the asset over its estimated useful life, commencing on acquisition of the intellectual property.

Research and development cos ts

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

(h) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(i) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being

recognised in profit and loss over the period of the borrowing using the effective interest rate method.

(j) Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments

The component parts of compound instruments are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt. The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(k) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

(l) Revenue recognition

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest
Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(m) Employee benefits

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Contributions to defined contribution superannuation plans are expensed when incurred.

(n) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(o) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill is tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit and loss immediately.

(p) Income tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets relating to carry forward tax losses are recognised where it is probable that taxable profit will be available against which the carry forward tax losses can be utitilised.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company / consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or as income in the income statement, except when it relates to items credited or debited directly to equity, in which

case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

(q) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Operating leases
Operating lease payments are recognised as an expense on a straight line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(r) Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005 are measured at fair value at the date of grant. Fair value is measured by use of the Black Scholes Option Pricing Model in most instances. Where conditions of the options make use of the Black Scholes method inappropriate, such as where employee options have long lives, and are exercisable during the period between vesting date and the end of the option's life and the exercise date cannot be reliably estimated, the entity will use another more appropriate option valuation method, such as the Binomial method. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of exercise restrictions and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

(s) Comparative information – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement", as permitted on the first-time adoption of A-IFRS. The Company's review indicates that the changes in the accounting policies for financial instruments has a nil effect on the balance sheet as at 1 July 2005.

2. Segment information

Business segment – primary segment

The consolidated entity operates in only one business segment, being the biotechnology sector.

3. Subsequent events

On 11 January 2006 Ms Heather Zampatti was appointed as a Non-executive Director of the Company. The appointment of Ms Zampatti to the pSivida board replaces Ms Alison Ledger who stepped down after 18 months of service.

4. Changes in the composition of the consolidated entity

On 3 October 2005, the Company entered into a merger agreement with Control Delivery Systems Inc (CDS), a Boston-based company engaged in the design and development of drug delivery products. The agreement provided that a newly-formed subsidiary of pSivida would merge into CDS, with CDS surviving as a wholly-owned subsidiary of pSivida with the name of pSivida Inc. The acquisition was completed on 30 December 2005.

The purchase price of the acquisition of $117,956,417 consists of:

- $114,319 cash;
- 150,820,380 ordinary fully paid shares of pSivida, represented by 15,082,038 American Depositary Shares, or ADSs, with an estimated fair value of $107,082,470 ($0.71 per share, represented by US$5.169 per ADS);
- 6,795,070 restricted ordinary shares of pSivida, represented by 679,507 restricted ADSs, with an estimated fair value of $4,824,502;
- 1,724,460 share options in pSivida, represented by 172,446 warrants over ADSs with an estimated fair value of $685,977; and
- direct acquisition costs of $5,249,149.

A final determination of required purchase accounting adjustments, including the allocation of the purchase price, has not yet been made due to the proximity of the date of closing of the transaction to the end of the half-year, which did not allow time for the necessary valuations to be finalised. Following is an estimate of the allocation of the purchase price as of 30 December 2005:

	Total fair value A$
Cash	228,464
Receivables	460,351
Other	282,588
Property, plant and equipment	624,035
Deferred tax assets	20,705,001
Patents	120,000,000
Payables	(4,009,564)
Deferred revenue	(1,826,699)
Provisions	(161,234)
Deferred tax liability	(48,000,000)
Total	88,302,942
Purchase price	117,956,417
Goodwill	29,653,475

Since 30 December 2005, the date of acquisition of CDS (now pSivida Inc) for accounting purposes, a loss relating to pSivida Inc of A$3,469 has been included in the group's loss for the half-year.

The revenue of the combined entity for the half-year ended 31 December 2005 would have been $972,739 and the loss after income tax would have been $17,458,791 had the acquisition of CDS been effected at the beginning of the period rather than on 30 December 2005. It should be noted that in June 2005, CDS received US$3,000,000 from Bausch & Lomb as an advance payment in lieu of US$6,250,000 of royalties that would be payable to CDS. Under the terms of the related agreement the royalty advance will be

reduced as follows: Bausch & Lomb will retain 50% of the first US$3,000,000 of royalties or US$1,500,000 and 100% of the next US$4,750,000 of royalties. Since this advance is non refundable, other than as an offset to future royalties receivable by CDS and there are no future performance obligations by CDS, the US$3,000,000 was reflected as royalty revenue in June 2005.

5. Issuances of securities

During the half-year reporting period, the Company issued 665,000 American Depositary Shares (ADSs) (representing 6,650,000 ordinary shares in the Company) at a price of US$6.50 (A$8.48) each, raising US$4.3 million (A$5.6 million) before costs through a private investment in public equity (PIPE). The Company also issued warrants over 133,000 ADSs (representing options over 1,330,000 ordinary shares) as part of the PIPE capital raising.

The Company also issued a subordinated promissory note in the principal amount of US$15 million (A$20.5 million) to an institutional investor. The note is currently convertible into 2,112,676 ADSs at a conversion price of US$7.10 per ADS, subject to adjustment based on certain events or circumstances, in addition to a reset provision effective 10 months after entering into the agreement, being 5 August 2006. The Company also issued warrants over 633,803 ADSs (representing options over 6,338,030 ordinary shares) as part of the convertible note agreement.

The Company issued 3,150,000 options over ordinary shares to directors and employees of the Company under its employee share option plan during the half-year reporting period.

As part of the acquisition of CDS, the Company issued 15,761,545 ADSs (representing 157,615,450 ordinary shares) to former holders of CDS stock. The Company also issued options over 172,446 ADSs (representing options over 1,724,460 ordinary shares) to former holders of CDS options. The Company issued a further 343,234 ADSs (representing 3,432,340 ordinary shares) to CDS employees in exchange for future services.

6. Contingent liabilities

A potential lender to pSivida Inc (formerly Control Delivery Systems Inc) has claimed a break-up fee as a result of the royalty advance agreement between pSivida Inc and Bausch & Lomb. An investment banker has claimed an advisory fee in connection with that agreement as well as the acquisition of pSivida Inc by pSivida Limited. The consolidated entity intends to defend against these claims. The consolidated entity has continued to provide for the claims in the financial statements as at 31 December 2005, having provided for the claims in the completion balance sheet of pSivida Inc at acquisition, but is unable to disclose the amounts of the provisions as it may seriously prejudice the position of the entity in legal proceedings.

7. Impacts of the adoption of Australian equivalents to International Financial Reporting Standards

The consolidated entity changed its accounting policies on 1 July 2005 to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, with 1 July 2004 as the date of transition, except for financial instruments, where the date of transition is 1 July 2005 (refer Note 1).

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Effect of A-IFRS on the balance sheet as at 1 July 2004

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets				
Cash and cash equivalents		31,350,656	-	31,350,656
Trade and other receivables		340,482	-	340,482
Other		38,958	-	38,958
Total current assets		31,730,096	-	31,730,096
Non-current assets				
Property, plant and equipment		669,699	-	669,699
Other intangible assets	b	7,934,622	1,183,550	9,118,172
Other		32,641	-	32,641
Total non-current assets		8,636,962	1,183,550	9,820,512
Total assets		40,367,058	3,891,589	41,550,608
Current liabilities				
Trade and other payables		1,938,115	-	1,938,115
Total current liabilities		1,938,115	-	1,938,115
Total liabilities		1,938,115	2,708,039	1,938,115
Net assets		38,428,943	1,183,550	39,612,493
Equity				
Issued capital		49,957,982	-	49,957,982
Reserves	c, d	78,220	(38,531)	39,689
Accumulated losses	f	(13,190,459)	1,222,081	(11,968,378)
Parent entity interest		36,845,743	1,183,550	38,029,293
Total outside equity interest		1,583,200	-	1,583,200
Total equity		38,428,943	1,183,550	39,612,493

* Reported financial position as at 30 June 2004.

Effect of A-IFRS on the income statement for the half-year ended 31 December 2004

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$
Revenue		398,501	-	398,501
Corporate office expenses	b, d, e	(3,905,247)	(2,403,853)	(6,309,100)
Research and development		(3,688,062)	-	(3,688,062)
Loss before income tax expense		(7,194,808)	(2,403,853)	(9,598,661)
Income tax benefit	a	-	1,869,300	1,869,300
Loss for the period		(7,194,808)	(534,553)	(7,729,361)
Loss attributable to minority interest		399,196	-	399,196
Loss attributable to members of the parent entity		(6,795,612)	(534,553)	(7,330,165)

Effect of A-IFRS on the income statement for the financial year ended 30 June 2005

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$
Revenue		828,976	-	828,976
Corporate office expenses	b, d, e	(7,666,765)	(5,688,204)	(13,354,969)
Research and development		(8,287,930)	-	(8,287,930)
Loss before income tax expense		(15,125,719)	(5,688,204)	(20,813,923)
Income tax benefit	a	-	3,620,891	3,620,891
Loss for the period		(15,125,719)	(2,067,313)	(17,193,032)
Loss attributable to minority interest		399,196	-	399,196
Loss attributable to members of the parent entity		(14,726,523)	(2,067,313)	(16,793,836)

* Reported financial results under previous Australian GAAP.

Effect of A-IFRS on the balance sheet as at 31 December 2004

	Notes	Superseded policies *	Consolidated Effect of transition to A-IFRS	A-IFRS
		$	$	$
Current assets				
Cash and cash equivalents		22,000,602	-	22,000,602
Trade and other receivables		246,437	-	246,437
Other		93,310	-	93,310
Total current assets		22,340,349	-	22,340,349
Non-current assets				
Property, plant and equipment		1,756,367	-	1,756,367
Goodwill	e	9,119,459	14,186,239	23,305,698
Other intangible assets	b	56,642,559	(1,627,027)	55,015,532
Other		16,587	-	16,587
Total non-current assets		67,534,972	12,559,212	80,094,184
Total assets		89,875,321	12,559,212	102,434,533
Current liabilities				
Trade and other payables		1,431,127	-	1,431,127
Provisions		8,034	-	8,034
Total current liabilities		1,439,161	-	1,439,161
Non-current liabilities				
Deferred tax liabilities	a	-	11,874,248	11,874,248
Total non-current liabilities		-	11,874,248	11,874,248
Total liabilities		1,439,161	11,874,248	13,313,409
Net assets		88,436,160	684,964	89,121,124
Equity				
Issued capital		107,883,835	-	107,883,835
Reserves	c, d	538,396	(2,564)	535,832
Accumulated losses	f	(19,986,071)	687,528	(19,298,543)
Total equity		88,436,160	684,964	89,121,124

* Reported financial position under previous Australian GAAP.

Effect of A-IFRS on the balance sheet as at 30 June 2005

	Notes	Superseded policies * $	Consolidated Effect of transition to A-IFRS $	A-IFRS $
Current assets				
Cash and cash equivalents		12,892,061	-	12,892,061
Trade and other receivables		709,418	-	709,418
Other		322,933	-	322,933
Total current assets		13,924,412	-	13,924,412
Non-current assets				
Property, plant and equipment		3,273,663	-	3,273,663
Goodwill	e	8,588,228	14,717,470	23,305,698
Other intangible assets	b	56,249,010	(4,886,681)	51,362,329
Total non-current assets		68,110,901	9,830,789	77,941,690
Total assets		82,035,313	9,830,789	91,866,102
Current liabilities				
Trade and other payables		2,017,820	-	2,017,820
Provisions		29,879	-	29,879
Total current liabilities		2,047,699	-	2,047,699
Non-current liabilities				
Deferred tax liabilities	a	-	10,122,656	10,122,656
Total non-current liabilities		-	10,122,656	10,122,656
Total liabilities		2,047,699	10,122,656	12,170,355
Net assets		79,987,614	(291,867)	79,695,747
Equity				
Issued capital		107,883,835	-	107,883,835
Reserves	c, d	20,761	553,366	574,127
Accumulated losses	f	(27,916,982)	(845,233)	(28,762,215)
Total equity		79,987,614	(291,867)	79,695,747

* Reported financial position under previous Australian GAAP.

Effect of A-IFRS on the cash flow statement

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the reconciliations of the income statement and balance sheet

(a) Deferred income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting purposes, were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

The effect of the deferred tax adjustments on deferred tax balances is as follows:

		Consolidated	
	1 Jul 2004 $	31 Dec 2004 $	30 Jun 2005 $
Deferred tax assets not recognised under previous GAAP	2,708,039	4,830,630	5,611,096
Deferred tax liabilities not recognised under previous GAAP	(2,708,039)	(16,704,878)	(15,733,752)
Net increase in deferred tax balances	-	(11,874,248)	(10,122,656)

	Half-year ended 31 Dec 2004 $	Financial year ended 30 Jun 2005 $
Net impact on deferred tax at beginning of period	-	-
Impact on loss for period	1,869,300	3,620,892
Deferred tax capitalised to goodwill	(13,743,548)	(13,743,548)
Net impact of deferred tax at end of period	(11,874,248)	(10,122,656)

(b) Other intangible assets

At the date of transition to A-IFRS, the Company elected to restate all business combinations occurring from 1 December 2000, the date of the entity's relisting on the Australian Stock Exchange.

As part of this restatement, the Company has capitalised direct acquisition costs previously expensed under A-GAAP on the acquisition of a controlling interest in pSiMedica Limited in May 2001 totaling $112,278, resulting in an increase to intangibles of this amount on transition (and also applicable at 31 December 2004 and 30 June 2005) and a corresponding decrease to accumulated losses.

The restatement of business combinations has also resulted in an increase in other intangible assets of $3,400,552 on transition (and also applicable at 31 December 2004 and 30 June 2005) as a result of the gross-up of intangible assets resulting from changes to deferred tax balances. An amortisation expense must also be charged on the additional intangible amount. This has resulted in a decrease in intangibles of $692,513 at transition, $849,293 at 31 December 2004 and $1,003,517 at 30 June 2005. A corresponding increase to accumulated losses of $692,513 on transition, and an additional amortisation expense of $156,780 for the half-year ended 31 December 2004, and $311,004 for the year ended 30 June 2005 has been recorded.

Further, under A-IFRS the consolidated entity has chosen to amortise its intangible assets from the date of their recognition, which differs from previous A-GAAP whereby the consolidated entity did not amortise intangible assets until such time as they resulted in the generation of revenue. This has resulted in a decrease in intangibles of $1,636,767 at transition, $4,290,565 at 31 December 2004 and $7,395,994 at 30 June 2005. A corresponding increase to accumulated losses of $1,636,767 on transition, and an

additional amortisation expense of $2,653,798 for the half-year ended 31 December 2004, and $5,759,227 for the year ended 30 June 2005 has been recorded.

(c) Cumulative exchange differences

At the date of transition, the consolidated entity elected to reset the foreign currency translation reserve to zero. An amount of $78,220 was reclassified from the foreign currency translation reserve to accumulated losses on transition (and also applicable at 31 December 2004 and 30 June 2005), thereby reducing the balance of reserves by this amount.

(d) Share-based payments

As at the date of transition to A-IFRS, the consolidated entity has recognised an increase in the employee equity-settled payments reserve and a corresponding increase in accumulated losses of $39,689.

For the half-year ended 31 December 2004, share-based payments of $35,967 (of which $28,865 was included in employee benefit expenses and $7,102 in consultancy fees) which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the employee equity-settled payments reserve.

For the financial year ended 30 June 2005, share-based payments of $591,897 (of which $508,610 was included in employee benefit expenses and $83,287 in consultancy fees) which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the employee equity-settled payments reserve.

These adjustments had no material tax or deferred tax consequences.

(e) Goodwill

The consolidated entity has elected to restate all business combinations occurring from 1 December 2000, the date of the entity's relisting on the Australian Stock Exchange. This has resulted in an increase in the value of goodwill of $13,743,547 for the half-year ending 31 December 2004, and an increase of $13,743,547 for the year ended 30 June 2005.

Goodwill arising from these business combinations that involved the acquisition of foreign businesses will be treated as an Australian dollar denominated asset.

Further, goodwill, which was amortised under superseded policies, is not amortised under A-IFRS from the date of acquisition for those business combinations restated. The effect of this change is an increase in the carrying amount of goodwill by $442,692 and a decrease in net loss before tax of $442,692 for the half-year ended and as at 31 December 2004 and an increase in the carrying amount of goodwill by $973,923 and a decrease in net loss before tax of $973,923 for the financial year ended and as at 30 June 2005. There is no tax effect as deferred taxes are not recognised for temporary differences arising from goodwill from which amortisation is not deductible for tax purposes.

(f) Accumulated losses

The effect of the above adjustments on accumulated losses is as follows:

	Notes	1 Jul 2004 $	Consolidated 31 Dec 2004 $	30 Jun 2005 $
Income tax benefit / expense	a	3,400,552	5,269,852	7,021,443
Direct acquisition costs capitalised	b	112,278	112,278	112,278
Amortisation of grossed-up intangible	b	(692,513)	(849,293)	(1,003,517)
Amortisation of intangibles previously unamortised	b	(1,636,767)	(4,290,565)	(7,395,994)
Transfer from foreign currency translation reserve	c	78,220	78,220	78,220
Expensed share-based payments	d	(39,689)	(75,656)	(631,586)
Goodwill no longer amortised	e	-	442,692	973,923
Total adjustment to accumulated losses		1,222,081	687,528	(845,233)
Attributable to members of the parent entity		1,222,081	687,528	(845,233)
Attributable to minority interests		-	-	-
		1,222,081	687,528	(845,233)

DIRECTORS' DECLARATION

The directors declare that:

a) in the directors' opinion, there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable; and

b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors, made pursuant to s 303(5) of the Corporations Act 2001.

On behalf of the Directors



G J Rezos
Director
Perth, Western Australia
16 March 2006

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent review report to the members of pSivida Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement changes in equity, selected explanatory notes and the directors' declaration for the consolidated entity for the half-year ended 31 December 2005 as set out on pages 6 to 27. The consolidated entity comprises both pSivida Limited (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001 and Accounting Standards AASB 134 "Interim Financial Reporting" and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Deloitte.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of pSivida Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standards AASB 134 "Interim Financial Reporting" and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and the Corporations Regulations 2001.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Peter M Rupp
Partner
Chartered Accountants
Perth, 16 March 2006